FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item
1	Joint Announcement, dated April 25, 2007, issued by Fortis, Royal Bank of Scotland and Santander regarding ABN AMRO.

25 April 2007 — Fortis, RBS and Santander Announcement
ABN AMRO invited Fortis, RBS and Santander (collectively, the “Banks”) to a meeting on Monday 23 April 2007 to discuss their proposals in relation to a potential transaction with ABN AMRO. On that day ABN AMRO announced a recommended offer by Barclays and the sale of LaSalle Bank to Bank of America.
The Banks have now had the opportunity of considering their position and examining the offer made by Barclays. The Banks are of the clear view that their proposals are superior for ABN AMRO’s shareholders and are straightforward from a shareholder, regulatory and execution perspective. These proposals are contingent on LaSalle Bank remaining within the ABN AMRO group and due diligence.
Last night the Banks received a letter from ABN AMRO seeking further details of their proposals and a meeting to discuss them. The Banks have accepted this invitation and summarise their proposals below. In addition, the Banks have requested that the Supervisory and Managing Boards of ABN AMRO take such steps as may be required to ensure that LaSalle Bank remains within the ABN AMRO group and provide limited due diligence information so that the Banks’ proposals can be brought forward as an offer.
The following is a summary of the key aspects of the potential transaction:
•	A price indication of €39 per share*, subject to due diligence (see below). This would be 13% higher than the value of the Barclays offer as of the market close yesterday.

•	Approximately 70% of the consideration payable in cash, 30% in RBS shares.

•
The Banks believe that execution risk would be lower than in a transaction with Barclays. The Banks already have significant presence and experience in all of ABN AMRO’s main markets, and also have proven capabilities in delivering transaction benefits from large-scale integrations and IT conversions, underpinning their ability to manage and integrate ABN AMRO’s operations.

•
The Banks believe that the potential transaction will create stronger businesses with enhanced market positions and growth prospects in each of ABN AMRO’s main markets. This together with the greater combined scale of the Banks and their proven track records of growing businesses can deliver concrete benefits to ABN AMRO’s shareholders, customers and employees.

•	RBS will lead the Banks’ orderly reorganisation of ABN AMRO and will take on the primary responsibility of ensuring that ABN AMRO meets its regulatory requirements from completion of a transaction.
These proposals are subject to certain pre-conditions, including:
•	ABN AMRO having taken such steps as may be required to ensure that LaSalle Bank remains within the ABN AMRO group. The Banks will work with ABN AMRO to facilitate this.

•	Limited due diligence on no more information than received by Barclays and Bank of America. The Banks would be able to complete this due diligence within a very short period of time.
The Banks are confident that a transaction based on the above proposals would create value for their own shareholders.
In summary, the Banks believe that, because of the materially higher value available for shareholders and the benefits to customers and employees compared with the recommended offer from Barclays, it is in ABN AMRO’s stakeholders’ interests for the Supervisory and Management Boards to:
•	Take such steps as may be required to ensure that LaSalle Bank remains within the ABN AMRO group

•	Provide limited due diligence

•	Co-operate with the Banks so that they can develop their proposals into a formal offer
* Including the ABN AMRO 2006 final dividend of €0.60 per share

Important Information
This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995 (the “Decree”). It does not constitute an announcement pursuant to article 9(b)(2)(b) of the Decree, as no letter as referred to in article 9(d)(2) has been filed. Any possible transaction would be subject to approval of competent regulatory authorities in relevant jurisdictions.
In connection with a potential transaction involving ABN AMRO, the Banks may be required to file relevant documents with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Forward-Looking Statements
This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential transaction, satisfaction of any conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the anticipated benefits of the potential transaction not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium
The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK
Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551
Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: April 25, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President